Marc Adesso Akerman LLP 500 West 5th Street Suite 1210 Austin, TX 78701 T: 737 999 7100 F: 512 623 6701 marc.adesso@akerman.com

December 21, 2022

VIA ELECTRONIC MAIL

Mark Rakip, Staff Accountant

Shannon Menjivar,, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re:	Signal Hill Acquisition Corp.
Form 10-K for fiscal year ended December 31, 2021
Filed March 31, 2022
File No. 001-41281

Ladies and Gentlemen:

On behalf of our client, Signal Hill Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated December 12, 2022 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021.

For ease of reference, this letter is formatted to reproduce your numbered comments in italicized text, with responses immediately following each comment.

Form 10-K for fiscal year ended December 31, 2021

General

1.       With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that the Company’s sponsor, Signal Hill Acquisition Sponsor LLC, is not controlled by, and does not have any substantial ties with any non-U.S. person.

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We appreciate the opportunity to respond to your comment. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me at marc.adesso@akerman.com or (737) 999-7100.

Sincerely,

/s/ Marc J. Adesso, Esq.

Akerman LLP

cc:	Grainne Coen
Chief Financial Officer

akerman.com